VIATAR CTC SOLUTIONS INC.

116 John Street, Suite 10

Lowell, Massachusetts 01852

November 26, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.20549

Attention: Russell Mancuso, Branch Chief

Re:	Viatar CTC Solutions Inc. (the “Company”)

Registration Statement on Form S-1

Filed October 27, 2014

File No. 333-199619

Dear Mr. Mancuso:

We are responding to comments contained in the Staff letter, dated November 12, 2014 (“Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 filed on October 27, 2014 (“Form S-1”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the Amendment No.1 to the Form S-1 (“Form S-1/A”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Overview, page 1

1.	Please highlight clearly and directly in your prospectus summary the substance of the paragraph that you added immediately before the caption “Commercialization Strategy” on page 39.

Response:

We have revised our prospectus summary in response to this comment.

Prospectus Cover Page

2.	We note your response to prior comments 6. While use of a glossary might be appropriate to satisfy the requirements of Rule 421 (b) in the circumstances described in that rule, your disclosure in the sections of your document addressed by Rule 421 (d) should be drafted using concrete, everyday words without requiring investors to rely on defined terms in a glossary. Please revise the forepart of your document accordingly. For additional guidance, please see Updated Staff Legal Bulletin No. 7 (June 7, 1999).

Response:

We have revised our disclosure in response to this comment.

Our Commercial Success, page 13

3.	Please expand your response to prior comment 11 to tell us why you deleted the disclosure at issue rather than clarifying the disclosure as requested by that comment.

Response:

After further review, we have determined that the referenced disclosure was not accurate and therefore deleted it..

Warrant Liability, page 24

4.	While we note your response to prior comment 16, please revise your prospectus disclosure to clarify whether this transaction qualifies as an initial public offering under the warrant terms.

Response:

The company does not have any warrants liabilities as previously disclosed, because all of its warrants were issued at a fixed exercise price; and therefore the reference to the warrant liability has been removed from the critical accounting policy disclosure.

Clinical Trial and Regulatory Expenses, page 25

5.	We note your reference to the certification as “the foundation for FDA approval.” If the certification is not the only requirement for FDA marketing clearance and does not guarantee such clearance, please revise to remove any implication to the contrary.

Response:

We have revised our disclosure in response to this comment.

Business, page 30

6.	While we note you response to prior comment 19, it is unclear on what authority you rely for your conclusion that Item 506 is not applicable. Please revise or advise.

Response:

As noted in our response to prior comment 19, we are not selling any new shares of Common Stock. The shares of Common Stock are offered for sale by the selling stockholders, are already issued and outstanding and will not cause any dilution. Therefore, we do not believe Item 506 is applicable.

Commercialization Strategy, page 37

7.	Please revise your disclosure added in response to prior comment 26 to disclose when the “one year” ends. Also provide us your analysis of whether the related agreements must be filed as exhibits to this registration statement, citing all authority on which you rely. If you conclude that the agreements need not be filed with your registration statement, please provide a copy to us.

Response:

We have revised our disclosure to disclose the specific terms of our collaborations with different parties in the Form S-1/A. Since these collaboration agreements are entered during the ordinary course of business, primarily deal with preserving the confidentiality of exchanged information, and not material to our business, we do not believe we need to file them as exhibits to the registration statement.

Legal Proceedings, page 46

8.	While we note your response to prior comment 31, it is unclear where the “intellectual property infringement and other claims” you describe in the third bullet point on page 20 are disclosed in this section. Please revise or advise.

Response:

We currently do not have any intellectual property infringement claims and have revised our disclosure accordingly.

Executive Officer and Directors, page 46

9.	Please expand your response to prior comment 34 to provide us (1) a copy of any rules that support your statement regarding the specific findings that must be made for admission and (2) a copy of any documents reflecting the findings of the appellate judges that you cite in your disclosure.

Response:

We have revised our disclosure to delete the statement on the findings by the panel of judges.

10.	Please expand your response to prior comment 35 to provide us your analysis of why none of the previously disclosed individuals satisfy the definition of “executive officer” in Rule 405. Also, if the previously disclosed individuals are not executive officers, it is unclear why you believe that disclosure is not required by Regulation S-K Item 401(c); in this regard, we note the second risk factor on page 7.

Response:

We do not believe the previously disclosed individuals are “executive officers” because they do not perform a policy making function albeit holding the vice president title. In addition, they are not considered “key employees” because they are not expected to make significant contributions to the Company’s business.

11.	Please disclose in this section who is serving as your principal financial officer.

Response:

We have disclosed in this section that Ilan Reich is serving as our Chief Financial Officer (principal financial officer).

2014 Equity Incentive Plan, page 48

12.	Please clarify what you mean by your disclosure that you issued shares from the plan in exchange for preferred shares that were returned to the “managing member.” Is the “managing member” your CEO? What was the purpose of you providing consideration for investors to return shares to your CEO?

Response:

The “managing member” is our CEO, Ilan Reich, who established the 2010 Equity Incentive Plan of our predecessor, Vizio Medical Devices, LLC (“Vizio”) and funded the plan with 1,000,000 Class B Units owned by him. Those securities were converted into shares of Series A Participating Preferred Stock (“Series A Preferred Stock”) upon Vizio’s conversion into a corporation on February 25, 2014. Pursuant to the terms of the Company’s 2014 Equity Incentive Plan, the Company substituted shares of Common Stock of the Company for the vested shares of Series A Preferred Stock on a 1:1 basis; and those shares of Series A Preferred Stock automatically reverted back to Mr. Reich’s ownership. The purpose of this arrangement was to provide them with a security (Common Stock) which will be liquid and marketable, and to shift the burden of the employee stock plan to all shareholders in contemplation of the Company going public.

Selling Stockholders, page 49

13.	While we note your response to prior comment 38 regarding the terms of the warrants, it does not appear you have provided the requested disclosure. For example, please revise to disclose the exercise price of the warrants related to the securities offered, the redemption and adjustment terms, and when the warrants related to the securities offered expire.

Response:

We have revised our disclosure in response to this comment in the Form S-1/A.

14.	We note your response to prior comment 39; however, please provide disclosure that indicates clearly the transactions in the past three years by which the offered shares and related securities were acquired by the selling stockholders, and ensure that the terms of the transactions are clear in your prospectus. Include the terms of any relevant promissory notes related to subscriptions and when those notes were repaid fully. Also tell us which of the offered shares were acquired in the transactions that you identified in the table in your response.

Response:

We have revised our disclosure in response to this comment in the Form S-1/A.

15.	Please disclose all other positions, offices, and material relationships that any selling stockholder has had with you or your predecessors or affiliates within the past three years. We note for example that the previous version of your filing identified Stephen Keaney as your Vice President - Research and Development.

Response:

We have revised our disclosure in response to this comment in the Form S-1/A.

16.	The offered shares appear to be different from those identified in the previous version of your document. Please tell us the reasons for the differences.

Response:

We have removed the selling stockholders previously listed whose shares are otherwise eligible for resale under Rule 144.

Description of Securities, page 54

17.	We note your disclosure on page 57 about shares eligible for sale “from time to time” added in response to prior comment 45. If a material amount of your securities become eligible for sale on a specific date or dates, please provide more specific disclosure about those dates and the amount eligible for sale on those dates.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Additional Information, page 61

18.	From your response to prior comment 46 that you plan to register your common stock under Section 12 of the Exchange Act one year after the Form S-1 is effective, it is unclear why your disclosure indicates that you will become subject to the proxy requirements “as a result of this offering.” Please revise as appropriate.

Response:

We have revised our disclosure in response to this comment.

Financial Statements

19.	Please tell us why this filing no longer includes an unaudited pro forma consolidated balance sheet of Vizio Medical Devices LLC & Subsidiaries at December 31, 2013 and an unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 that gives effect to your conversion to a corporation.

Response:

The financial statements were inadvertently omitted from the filing and have been filed in the Form S-1/A.

Condensed Consolidated Financial Statements (Restated) for the Six and Three Months Ended June 30. 2014 and 2013 and the Period from December 18, 2007 (Date of Inception) to June 30, 2014, page 80

Condensed Consolidated Balance Sheets (Restated), page 81

20.	We see that your June 30, 2014 balance sheet includes a prepaid asset of $50,000. Based on disclosures at Note 3 it appears the asset relates to the unearned value associated with 100,000 shares of common stock that were issued during the six month periods ended June 30, 2014 to non-officer board of managers for annual services which are being expensed using the straight-line method. Please tell us the specific authoritative U.S. GAAP you considered when determining how to present the unearned value of the 100,000 shares issued in your financial statements. Also, revise the notes to the financial statements to disclose how you value, present and account for equity instrument issuances to employees and non-employees.

Response:

The financial statements have been adjusted to account for stock based compensation in accordance with ASC 718 and the notes have been revised to expand on the stock based compensation disclosure.

Recent Sales of Unregistered Securities, page 98

21.	Please expand your disclosure added in response to prior comment 50 to disclose the consideration you received in the May 11, 2014 transaction, and to provide the disclosure required by Regulation S-K Item 701(d) with regard to the warrants issued in connection with the February 25, 2014 transaction.

Response:

We have revised our disclosure in response to this comment.

22.	We note your response to prior comment 52; however, given your reference to the availability of an exemption from registration “and/or” Regulation D, it is unclear which transactions you claim were exempt based on Regulation D. Please revise for clarity.

Response:

We have revised our disclosure in the Form S-1/A to address this comment.

23.	Please expand your response to prior comment 53 to provide us your analysis supporting your disclosure that Section 3(a)(9) is available for your issuance of common and preferred stock in the February 25, 2014 transaction, including whether the transaction satisfies the “identity of issuer” requirement of Section 3(a)(9). Cite in your response all authority on which you rely.

Response:

Section 3(a)(9) of the Securities Act of 1933, as amended, exempts from registration any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. We believe the exchange of the securities of Vizio, our predecessor, with the securities of the Company, is exempt from registration pursuant to Section 3(a)(9) because the exchange satisfies the requirements of Section 3(a)(9):

•	Same Issuer –Vizio filed a certificate of conversion with the State of Delaware to convert from an LLC into a C corporation. Vizio merely experienced a change in corporate structure while the same assets, liabilities, management and employees remain unchanged and stay with the Company. As such, Vizio and the Company are the same issuer. In addition, the SEC has taken the position that where an issuer has fully and unconditionally assumed the obligations of the debt securities of another issuer, the subsequent exchange of that debt by the successor issuer qualifies as a Section 3(a)(9) exchange (see SEC Division of Corporate Finance, Compliance and Disclosure Interpretations: Securities Act Sections (Question 125.02) (Nov. 26, 2008). We believe the Company has become the same issuer by fully and unconditionally assuming the obligation on the securities of Vizio.
•	No additional consideration for the security holder – the holders of securities of Vizio did not pay any additional consideration for the securities of the Company.
•	Offer only to existing security holders – the exchange was offered exclusively to the existing holders of Vizio’s securities.
•	No remuneration for the solicitation – the Company did not solicit the exchange and therefore no commission or remuneration was incurred in connection therewith.

24.	Please show us how you reconcile your disclosure in this section with the disclosures on pages 65 and 79.

Response:

We have revised our disclosure in this section to conform with disclosure on pages 65 and 79.

Signatures, page 102

25.	We note your responses to prior comments 54 and 55 and your disclosure on page 46 that the additional directors will be appointed before this registration statement is effective. Please revise the Signatures page to include the signatures of at least a majority of your directors when they are appointed before this registration statement is effective.

Response:

We will revise the Signatures page to include the signatures of at least a majority of our directors if they appointed before the effectiveness of this registration statement.

Exhibits

26.	Please ensure that the exhibits that you file match the exhibit index. For example, the document that you filed as exhibit 4.1 does not match the description of exhibit 4.1 in the exhibit index.

Response:

We have revised our exhibit index to conform with the exhibits filed.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ilan Reich
Ilan Reich
President

cc: Gregory Sichenzia, Esq.